Mail Stop 6010

February 13, 2007

P. Schaefer Price
President and Chief Executive Officer
Pharmasset, Inc.
303-A College Road East
Princeton, NJ 08540

      Re: **Pharmasset, Inc.**
               Amendment No. 1 to the Registration Statement on Form S-1
               Filed January 17, 2007
               File No. 333-1339007

Dear Mr. Price:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/Amendment No. 1
Summary, page 1

1. We note your response to comment 9 and your revised disclosure. Item 503 of Regulation S-K provides that the summary section of the prospectus should not contain all of the detailed information in the prospectus and further provides that the summary section should contain information that is a brief overview of the key aspects of the offering. As presently drafted, your summary continues to include too much detail about your product candidates. Please revise the summary to limit the discussion of these candidates to a brief description of the product candidate and indication and the status of the clinical

1

trials. Please move the information about the target market and the details about the clinical trials to the Business section.

2. Please revise your document to indicate the sources of information you have relied on making that statement on page 1 that "Roche is a market leader in HCV therapy through their FDA-approved product, Pegasys . . . ."

"We may experience difficulties in entering into contracts on favorable . . . .," page 20

3. We note your response to comment 28 and your revised disclosure. Please revise to indicate the time table, if any, of when you expect to enter into a definitive agreement or end discussions with such supplier regarding a manufacturing/supply agreement.

"We licensed Racivir, one of our lead product candidates, from Emory University…," page 22

4. Please explain what rights were permitted under the Gilead agreement and what rights you were granted that appear to exceed the rights permitted under the Gilead agreement.

Management's Discussion and Analysis of Financial Condition, page 41

5. We note your response to comment 49. However, it is the staff's position that when you expect to pay or receive a material milestone payment in the near future, the amount of the payment and the triggering event should be disclosed. We note that you have requested confidential treatment of the triggering events. Please note in this circumstance where the triggering event is material, we are not willing to grant confidential treatment.

Research and Development Expenses, page 43

6. Please refer to your response to our prior comment number 50. It does not appear that you addressed this comment in its entirety. With respect to part b, please add a table that provides disclosure regarding the expenditures on these projects.

Obligations and Commitments, page 48

7. Refer to your response to comment 52. Please revise your discussion to include the total potential milestone payments that may become due under each of your license agreements. Include a discussion of the events that would trigger the payment under each of these agreements here as well as in the notes to your financial statements where you discussion these milestone obligations. Please note that confidential treatment is not sufficient reason to omit disclosure that is required under this guidance of GAAP.

Hoffman – La Roche, Inc., page 71

8. We note your response to comment 65 and your revised disclosure that you retained certain co-promotion rights to market and promote products to "certain types of physicians." Please explain what you mean by "certain types of physicians."

9. We note your response to comment 68 and your supplemental response that you believe the specific year of the fixed-term component of the license expiration is confidential and further that you have sought confidential treatment for such provision. We are currently reviewing your confidential treatment application; however, please note that we do not grant confidential treatment for termination or termination provisions. In that regard, please revise your disclosure to disclose when your royalty or payment obligations under your agreement with Hoffmann-LaRoche, Inc. expire.

Financial Statements
Notes to the Financial Statements, page F-11
9. Redeemable Stock and Stockholders' (Deficit) Equity, page F-25
Series R-1 Warrants, page F-27

10. Please refer to your response to our prior comment number 93. It is still unclear how you determined the value of the redeemable warrants at the each reporting date remained the same. Please clarify this fact as well as how the calculation provided in your response was used in that determination. Also, please demonstrate how you concluded that your accounting complies with EITF D-98.

9. Stock Compensation, page F-29

11. Refer to your response to our prior comment number 51. Your current discussion is hard to follow given that it appears to reference various exhibits that we were unable to locate in your response. Please provide this discussion with all referenced exhibits for us to further analyze. As you had a retrospective analysis performed on the value of your common stock using the guidance in the American Institute of Certified Public Accountants Practice Guide, *Valuation of Privately Held-Company Equity Securities Issued as Compensation*, please provide the disclosures recommended by paragraphs 179(a) and 182 of the Practice Guide, to the extent you have not already provided them. Further, please provide to us management's rationale for removing this discussion from the Critical Accounting Estimates.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Atkins at (202) 551-3658 or Jim Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Danielle Carbone, Esq.
        Sherman & Sterling LLP
        599 Lexington Avenue
        New York, NY 10022